UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32300

SmartPros Ltd.

(Exact name of registrant as specified in its charter)

c/o Kaplan, Inc.

750 Third Avenue

New York, NY 10017

(212)974-2750

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]

Rule 12g-4(a)(2)	[ ]

Rule 12h-3(b)(1)(i)	[X]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 1*

On December 22, 2015, pursuant to the Agreement and Plan of Merger dated October 21, 2015 (the “Merger Agreement”), by and among SmartPros Ltd. (the “Company”), DF Institute, LLC (“Parent”), and SPL Merger Corp. (“Merger Sub”), the Company completed its merger (the “Merger”) with Merger Sub, a wholly owned subsidiary of Parent, whereby Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation in the Merger, and as a result, Parent became the sole stockholder of the Company. The Merger became effective on December 22, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934 SmartPros Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 29, 2015	By:	/s/ Chris Neumann
	Name:	Chris Neumann
	Title:	Assistant Secretary